     As filed with the Securities and Exchange Commission on August 15, 2000
                                                      Registration No. 333-37960

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                _______________

                                 AMENDMENT NO. 1
                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     under
                          THE SECURITIES ACT OF 1933
                                _______________

                            VIROPHARMA INCORPORATED
              (Exact Name of Registrant as Specified in Charter)

            DELAWARE                                   2834                              94-2347624
 (State or other jurisdiction of           (Primary standard industrial         (IRS employer identification
 incorporation or organization)              classification code no.)                     number)

                            405 Eagleview Boulevard
                           Exton, Pennsylvania 19341
                                (610) 458-7300
  (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                           Thomas F. Doyle, Esquire
                      Vice President and General Counsel
                            ViroPharma Incorporated
                            405 Eagleview Boulevard
                           Exton, Pennsylvania 19341
                                (610) 458-7300
(name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPY TO:
                          Jeffery P. Libson, Esquire
                              Pepper Hamilton LLP
                        1235 Westlakes Drive, Suite 400
                        Berwyn, Pennsylvania 19312-2401
                                (610) 640-7800

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   Subject to Completion, dated August 15, 2000

PROSPECTUS

                            VIROPHARMA INCORPORATED

                                 $180,000,000

                6% CONVERTIBLE SUBORDINATED NOTES DUE 2007 AND
            THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     We issued the notes in a private placement in March 2000. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

     The notes are convertible prior to maturity into common stock at an initial conversion price of $109.15 per share, subject to adjustment in certain events. We will pay interest on the notes on March 1 and September 1 of each year, beginning on September 1, 2000. The notes will mature on March 1, 2007, unless earlier converted or redeemed.

     We may redeem all or a portion of the notes on or after March 6, 2003. In addition, the holders may require us to repurchase the notes upon a fundamental change prior to March 1, 2007.

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. Other than the selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration and sale of the notes and the common stock.

     The notes are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market. Our common stock is listed on the Nasdaq National Market under the symbol "VPHM." On August 14, 2000 the reported last sale price of our common stock on the Nasdaq National Market was $19.5625 per share.

                                _______________

INVESTING IN THE NOTES OR THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                _______________

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
Special Note Regarding Forward- Looking Statements......................    2
Prospectus Summary......................................................    3
Risk Factors............................................................    5
Ratio of Earning to Fixed Charges.......................................   16
Use of Proceeds.........................................................   17
Dividend Policy.........................................................   17
Description of Notes....................................................   18
Description of Capital Stock............................................   27
Selling Securityholders.................................................   37
Plan of Distribution....................................................   38
Legal Matters...........................................................   40
Experts.................................................................   40
Additional Information..................................................   40

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the securities being sold in this offering appearing elsewhere in this prospectus and our financial statements and notes thereto incorporated by reference into this prospectus.

                                  VIROPHARMA

     We are a pharmaceutical company dedicated to the commercialization, development and discovery of new antiviral medicines. We have focused our current drug development and discovery activities on a number of ribonucleic acid, or RNA, virus diseases, including:

          .   viral respiratory infection, or VRI;
          .   viral meningitis;
          .   hepatitis C; and
          .   respiratory syncytial virus diseases, or RSV diseases.

     We are in human clinical trials with pleconaril for the treatment of diseases caused by picornavirus infections, and with a product candidate for the treatment of hepatitis C caused by hepatitis C virus infection in collaboration with American Home Products Corporation. We have additional proprietary compounds in research, preclinical and early clinical stages of development for the treatment of hepatitis C and RSV diseases.

     We believe that our drug discovery and development technologies and expertise have potential applicability to a broad range of diseases caused by RNA viruses. RNA viruses are responsible for the majority of human viral diseases, causing illnesses ranging from acute and chronic ailments to fatal infections.

     Our executive offices and research facility are located at 405 Eagleview Boulevard, Exton, PA 19341, and our telephone number is 610-458-7300.

                             SUMMARY OF THE NOTES

Securities Offered           $180,000,000 principal amount of 6% Convertible
                             Subordinated Notes due 2007.
Interest                     6% per annum on the principal amount, payable semi-
                             annually in arrears in cash on March 1 and
                             September 1 of each year, beginning September 1,
                             2000.
Conversion                   Holders may convert all or any portion of a note
                             into common stock at any time on or before March 1, 2007 at a conversion price of $109.15 per share, subject to adjustment if certain events affecting our common stock occur. See "Description of Notes--
                             Conversion of Notes."

Subordination                The notes will be subordinated to all of our
                             existing and future senior indebtedness. As of
                             August 1, 2000, we had approximately $1.6 million
                             of senior indebtedness outstanding. We are not
                             prohibited from incurring debt, including senior
                             indebtedness, under the indenture.
Optional Redemption          We may redeem some or all of the notes on or after
                             March 6, 2003, by giving holders at least 30 days'
                             notice. We may redeem the notes either in whole or
                             in part at the redemption prices set forth herein,
                             together with accrued and unpaid interest.
Fundamental Change           If a fundamental change (as described under
                             "Description of Notes--Redemption at Option of the
                             Holder") occurs on or before March 1, 2007, holders
                             may require us to purchase all or part of their
                             notes at a redemption price equal to 100% of the
                             outstanding principal amount of the notes being
                             redeemed, plus accrued and unpaid interest.
Use of Proceeds              We will not receive any of the proceeds from the
                             sale by any selling securityholder of the notes or the underlying common stock.

                                 RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.


Risks Related to Our Business

We depend heavily on the success of our lead product candidate, pleconaril, which is still in clinical trials and may never be approved for commercial use. If we are unable to commercialize pleconaril, our business and results of operations will be harmed.

     We have invested a significant portion of our time and financial resources since our inception in the development of pleconaril and anticipate that for the foreseeable future our ability to achieve profitability will be solely dependent on its successful commercialization. We announced preliminary results from the first Phase III clinical trial in VRI and the two Phase III clinical trials in viral meningitis in April 2000. We are pursuing additional trials in VRI. In addition, we may conduct an exploratory study in adult patients suffering from viral meningitis in order to better understand the disease and to determine the potential treatment benefit of pleconaril for those patients. We anticipate that the exploratory study could take up to two years to complete. If we are unable to successfully conclude our clinical development program, and obtain regulatory approval, for pleconaril our stock price and results of operations would be materially and adversely affected. Many factors could negatively affect the success of our efforts to develop and commercialize pleconaril, including:

     .  significant delays in our clinical trials;

     .  significant increases in the costs of our clinical trials;

     . negative, inconclusive or otherwise unfavorable results from our clinical trials;

     . an inability to obtain, or delay in obtaining, regulatory approval for the commercialization of pleconaril;

     . an inability to manufacture pleconaril in commercial quantities at acceptable cost; and

     .  a failure to achieve market acceptance of pleconaril.

     If we are unable to commercialize pleconaril, our business and results of operations will be harmed.


We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future. We do not have a current source of product revenue and may never be profitable.

     We are a development stage company with no current source of product revenue. We have incurred losses in each year since our inception in 1994. As of June 30, 2000, we had an accumulated deficit of approximately $90.1 million. We do not know when or if we will achieve product revenue. We expect to incur such losses at an increasing rate over at least the next several years, primarily due to expected increases in our research and development expenses, further clinical trials of our most advanced product candidate, pleconaril (including any significant additional studies for approval in the European Union, if any are required), and milestone payments that may be payable under the terms of our agreement with Sanofi-Synthelabo for pleconaril. Also, we expect to incur expenses related to our marketing and market research activities for pleconaril, our development of a marketing and sales staff and building of the requisite infrastructure, and further research and development related to other product candidates. Our ability to achieve profitability is dependent on a number of factors, including our ability to develop and obtain regulatory approvals for our product candidates, successfully commercialize those product candidates, which may include entering into collaborative agreements for product development and commercialization, and secure contract manufacturing and distribution and logistics services. We do not know when or if we will complete our product development efforts, receive regulatory approval of any of our product candidates or successfully commercialize any approved products. As a result, we are unable to predict the extent of any future losses or the time required to achieve profitability, if at all.


Our long term success depends upon our ability to develop additional drug product candidates. If our drug discovery and development programs are not successful, our business and results of operations will be harmed.

     We are performing early clinical research on a product candidate for the treatment of hepatitis C, and we are in preclinical research on product candidates for the treatment of hepatitis C and RSV diseases. We also are seeking to discover additional product candidates for the treatment of these and other RNA virus diseases. Drug discovery and research for RNA virus diseases is a new and challenging area. We cannot be certain that our efforts in this regard will lead to commercially viable products. Moreover, we have not submitted Investigational New Drug Applications, or INDs, for these products, which are required before we can begin clinical trials on the products in the United States. We are not sure that we will submit INDs for the treatment of hepatitis C and RSV as planned, or whether FDA will permit us to proceed with clinical trials. These product candidates are in the early stages of development, and we may abandon further development efforts before the products reach clinical trials. We do not know what the cost to manufacture these products in commercial quantities will be, or the dose required to treat patients. We do not know whether any of these early-stage development products ultimately will be shown to be safe and effective. Moreover, governmental authorities may enact new legislation or regulations that could limit or restrict our development efforts. If we are unable to successfully discover new product candidates or develop our early-stage product candidates, our business and results of operations will be harmed.


None of our product candidates is approved for commercial use. If our product candidates do not receive regulatory approval, or if we are unable to maintain regulatory compliance, we will be limited in our ability to commercialize these products, and our business and results of operations will be harmed.

     We have not received regulatory approval to commercialize pleconaril or any of our other product candidates. We will need to complete preclinical and clinical testing of each of our product candidates before submitting marketing applications. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval or require additional studies or a filing for a narrower indication. Beginning December 1, 2000, a New Drug Application must contain sufficient data to determine whether the drug is safe and effective for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for children. Under certain circumstances FDA can waive this requirement, or defer it until after the approval of the drug for use in adults. FDA has stated that while it does not intend, except in rare circumstances, to disapprove or withdraw approval of an NDA that does not contain appropriate pediatric data, FDA has the authority to do so. As a result, in the absence of a waiver, our failure to obtain adequate data could adversely affect our chances of receiving regulatory approval, or could result in regulatory or legal enforcement actions. Additionally, if we are able to collect appropriate data, but this process is delayed, and if we are unable to receive a deferral of the pediatric data requirement, the submission or approval of our NDA for adult indications could be delayed.

     The development of any of our product candidates is subject to many risks, including the risk that:

     .  the product candidate is found to be ineffective or unsafe;

     . the clinical test results for a product candidate delay or prevent regulatory approval;

     . the product candidate cannot be developed into a commercially viable product;

     .  the product candidate is difficult to manufacture;

     . the product candidate later is discovered to cause adverse effects that prevent widespread use, require withdrawal from the market, or serve as the basis for product liability claims;

     . third party competitors hold proprietary rights that preclude us from marketing the product; and

     . third party competitors market a more clinically effective or more cost-effective product.

     Even if we believe that clinical data demonstrate the safety and efficacy of our product, regulators may disagree with us, which could delay, limit or prevent the approval of our product candidates. As a result, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of those products. In addition, regulatory approval may take longer than we expect as a result of a number of factors, including failure to qualify for priority review of our application. For example, the regulatory approval process may delay the launch of pleconaril for the treatment of viral respiratory infection beyond the year 2002. All statutes and regulations governing the approval of our product candidates are subject to change in the future. These changes may increase the time or cost of regulatory approval, limit approval, or prevent it completely.

     Even if we receive regulatory approval for our product candidates, the later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug's use, or upon the conduct of further studies, and may be subject to continuous review. After approval of a product, we will have significant ongoing regulatory compliance obligations, and if we fail to comply with these requirements, we could be subject to penalties, including:

     .  warning letters;

     .  fines;

     .  product recalls;

     .  withdrawal of regulatory approval;

     .  operating restrictions;

     .  injunctions; and

     .  criminal prosecution.

     If we are unable to commercialize our products as anticipated, our business and results of operations will be harmed. Our license with Sanofi-Synthelabo makes Sanofi-Synthelabo responsible for seeking regulatory approval for and marketing pleconaril outside the United States and Canada. If Sanofi-Synthelabo fails to diligently and successfully pursue these activities, our business and results of operations will be harmed.


We will need to conduct clinical studies of all of our product candidates. These studies are costly, time consuming and unpredictable. Any unanticipated costs or delays in our clinical studies could harm our business, financial condition and results of operations.

     Our lead candidate, pleconaril, is in a Phase III clinical trial program for treatment of VRI. In addition, we may conduct an exploratory study with pleconaril in adult patients suffering from viral meningitis in order to better understand the disease and to determine the potential treatment benefit of pleconaril for these patients. Our product candidate for the treatment of hepatitis C is in Phase I clinical trials and our product candidate for the treatment of RSV disease is in preclinical development. We must complete significant research and development, laboratory testing, and clinical testing on these product candidates before we submit marketing applications in the United States and abroad. These studies and trials can be very costly and time-consuming. In addition, we rely on third party contract research organizations to perform significant aspects of our studies and clinical trials, introducing additional sources of risk into our program.

     The rate of completion of clinical trials depends upon many factors, including the rate of enrollment of patients. The acute nature of our disease targets, the fact that some of these diseases have peak incidence rates during certain times of the year, and the difficulties in anticipating where disease outbreaks will occur, may affect patient enrollment in our clinical trials. If we are unable to accrue sufficient clinical patients during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. In addition, the FDA or Institutional Review Boards may require us to delay, restrict, or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Even if we complete our Phase III clinical trials, we may desire or be required to conduct additional clinical trials of pleconaril prior to commercialization. In addition, we may be unable to submit a New Drug Application to the FDA within the timeframe we currently expect. If submitted, a New Drug Application would require FDA approval before we could commercialize the product described in the application.

     The cost of human clinical trials varies dramatically based on a number of factors, including:

     .  the order and timing of clinical indications pursued;

     . the extent of development and financial support from corporate collaborators;

     .  the number of patients required for enrollment;

     .  the difficulty of obtaining clinical supplies of the product candidate;
        and

     . the difficulty in obtaining sufficient patient populations and clinicians.

     All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of our clinical trials. Any unanticipated costs or delays in our clinical studies could harm our business, financial condition and results of operations.

     Even if we obtain positive preclinical or clinical trial results initially, future clinical trial results may not be similarly positive. As a result, ongoing and contemplated clinical testing, if permitted by governmental authorities, may not demonstrate that a product candidate is safe and effective in the patient population and for the disease indications for which we believe it will be commercially advantageous to market the product. The failure of our clinical trials to demonstrate the safety and efficacy of our desired indications could harm our business, financial condition and results of operations.


We do not have any marketing or sales experience and will need to develop marketing and sales capabilities to successfully commercialize our product candidates. If we are unable to do so, our business and results of operations will be harmed.

     We currently are developing a marketing staff and do not have a sales staff. We will need staffs both to successfully commercialize any of our product candidates, including pleconaril. The development of a marketing and sales capability will require significant expenditures, management resources and time. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our marketing and sales efforts may be unsuccessful. We may not be able to find a suitable sales and marketing partner for VRI. If we are unable to successfully establish a sales and marketing capability in a timely manner or find suitable sales and marketing partners, our business and results of operations will be harmed. Even if we are able to develop a sales force or find a suitable marketing partner, we may not successfully penetrate the markets for any of our proposed products.


We currently depend and will in the future depend on third parties to manufacture our products and product candidates, including pleconaril. If these manufacturers fail to meet our requirements and the requirements of regulatory authorities, our business, financial condition and results of operations will be harmed.

     We do not have the internal capability to manufacture commercial quantities of pharmaceutical products under the FDA's current Good Manufacturing Practices. We entered into agreements with SELOC France for the manufacture of pleconaril bulk drug substance and the development of a process for commercial scale production of pleconaril. In addition, SELOC France will assist us in the preparation of certain documentation that will be required in connection with our New Drug Application for pleconaril. We also have entered into agreements with Patheon, Inc. for the manufacture of oral liquid and solid formulations of pleconaril drug product. Other than the production of validation batches, these manufacturers have not delivered commercial quantities of pleconaril bulk drug substance or drug product to us yet, and we cannot be certain that they will be able to deliver commercial quantities of pleconaril bulk drug substance or drug product on a timely basis. If SELOC France or Patheon, Inc. is unable to satisfy our requirements and we are required to find an additional or alternative source of supply, there may be additional cost and delay in product development and commercialization of pleconaril.

     We are also evaluating manufacturing alternatives for the commercial manufacture of drug substance and drug product. The FDA requires pre-approval inspection for all commercial manufacturing sites. We may not be able to identify and qualify alternative manufacturers on a timely basis, if at all.

     We have used either an oral liquid or an oral solid formulation of pleconaril in our clinical trials completed to date. The oral solid formulation will be used in our Phase III clinical trials of pleconaril for the treatment of VRI. We have also developed suspension and intranasal formulations of pleconaril. A delay in manufacturing validation batches, or a failure to negotiate agreements with manufacturers, will delay product development and commercialization and could harm our business, financial condition and results of operations. The chemical stability of the oral solid formulation must be tested. We also may need to demonstrate that the oral solid formulation is bioequivalent to the oral liquid formulation. A delay in the required stability testing or in manufacturing validation batches, or a failure to demonstrate chemical stability or any required bioequivalence will prevent or delay the commercialization of the oral solid formulation of pleconaril. The suspension and intranasal formulations of pleconaril have not been used in any of our clinical trials to date.

     Any contract manufacturers that we may use must adhere to the FDA's regulations on current Good Manufacturing Practices, which are enforced by the FDA through its facilities inspection program. These facilities must pass a plant inspection before the FDA will issue a pre-market approval of the product. The manufacture of product at these facilities will be subject to strict quality control, testing and recordkeeping requirements. Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, we would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufacturers the product, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

     If we encounter delays or difficulties with contract manufacturers, packagers or distributors, market introduction and subsequent sales of our products could be delayed. In addition, we may need to seek alternative sources of supply. If so, we may incur additional costs or delays in product commercialization. If we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that we had conducted.

     We may not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers utilized by us may not provide quantities of product sufficient to meet our specifications or our delivery, cost and other requirements.

We license patented technology and other proprietary rights from Sanofi-Synthelabo, including rights to pleconaril. If Sanofi-Synthelabo does not protect our rights under our license agreement with it or does not reasonably consent to our sublicense of rights to pleconaril, or if this license agreement is terminated, our business and results of operations would be harmed.

     We have licensed from Sanofi-Synthelabo the exclusive United States and Canadian rights to antiviral agents for use in enterovirus and rhinovirus indications, which are the subject of two issued United States patents and two related Canadian patent applications owned by Sanofi-Synthelabo that cover both pleconaril and technology used to manufacture pleconaril. We depend on Sanofi-Synthelabo to prosecute such patent applications and protect such patent rights. Failure by Sanofi-Synthelabo to prosecute such applications and protect such patent rights could harm our business. Our ability to sublicense our rights under this license agreement are subject to Sanofi-Synthelabo's consent, which is not to be unreasonably withheld. Under our license agreement, Sanofi-Synthelabo also has exclusive rights to market and sell products covered by these patents and patent applications in countries other than the United States and Canada, although we would receive royalties from Sanofi-Synthelabo on such sales. In connection with these rights, Sanofi-Synthelabo may require us to pay for clinical trials required for products to receive regulatory approval in the European Union if significant additional testing is required. If Sanofi-Synthelabo does not successfully market and sell products outside of the United States and Canada, our business and future results of operations may be harmed. If our license agreement with Sanofi-Synthelabo is terminated, our business and results of operations would be harmed.

We depend on collaborations with third parties, which may reduce our product revenues or restrict our ability to commercialize products.

     We have entered into, and may in the future enter into, sales and marketing, distribution, manufacturing, development, licensing and other strategic arrangements with third parties. For example, in December 1999, we entered into an agreement with American Home Products Corporation to develop jointly products for use in treating the effects of hepatitis C virus in humans. Under this Agreement, we licensed to them worldwide rights under patents and know-how owned by us or created under the agreement. In November 1999, we entered into a product development and commercialization agreement with Battelle Memorial Institute in connection with our RSV program. We are currently engaged in additional discussions relating to other arrangements. We cannot be sure that we will be able to enter into any such arrangements with third parties on terms acceptable to us or at all. Third party arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the acquisition of our equity securities.

     Our ultimate success may depend upon the success of our collaborators. We have obtained, and intend to obtain in the future, licensed rights to certain proprietary technologies and compounds from other entities, individuals and research institutions, for which we may be obligated to pay license fees, make milestone payments and pay royalties. We may be unable to enter into collaborative licensing or other arrangements that we need to develop and commercialize our drug candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. We cannot be certain that any of these parties will fulfill their obligations in a manner consistent with our best interests. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements. In addition, our current strategic arrangements may not continue and we may be unable to enter into future collaborations. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

We depend on patents and proprietary rights, which may offer only limited protection against potential infringement. If we are unable to protect our patents and proprietary rights, our business, financial condition and results of operations will be harmed.

     The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to us and diversion of our efforts. We intend to file applications as appropriate for patents covering the composition of matter of our drug candidates, the proprietary processes for producing such compositions, and the uses of our drug candidates.

     We also rely on trade secrets, know-how and continuing technological advancements to protect our proprietary technology. We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and we may not be able to successfully protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

     Many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

     To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed.

     We may collaborate with universities and governmental research organizations which, as a result, may acquire certain rights to any inventions or technical information derived from such collaboration.

     We may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights. Such disputes could substantially delay our product development or commercialization activities. The United States Patent and Trademark Office or a private party could institute an interference proceeding relating to our patents or patent applications. An opposition or revocation proceeding could be instituted in the patent offices of foreign jurisdictions. An adverse decision in any such proceeding could result in the loss of our rights to a patent or invention.

Any of our future products, including pleconaril, may not be accepted by the market, which would harm our business and results of operations.

     Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance and we may not receive revenues from these products as anticipated. The degree of market acceptance will depend upon a number of factors, including:

     .  the receipt and timing of regulatory approvals;

     .  the availability of third-party reimbursement; and

     . the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing technologies and therapeutics.

     We may not be able to successfully manufacture and market our products even if they perform successfully in clinical trials. Furthermore, physicians or the medical community in general may not accept and utilize any of our products.

We may not receive third party reimbursement for any of our future products, which may harm our results of operations.

     Our future revenues, profitability and access to capital will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of health care through various means. We expect a number of federal, state and foreign proposals to control the cost of drugs through governmental regulation. We are unsure of the form that any health care reform legislation may take or what actions federal, state, foreign, and private payors may take in response to the proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business.

     Our ability to commercialize our products successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance and our results of operations will be harmed.

We need substantial additional funding and may not have access to capital. If we are unable to raise capital when needed, we may need to delay, reduce or eliminate research and development programs or our commercialization efforts, which would harm our business.

     We will need to raise substantial additional funds to continue our business activities. We have incurred losses from operations since inception and we expect to incur additional operating losses at an increasing rate over at least the next several years. We expect this increase to result from further research and development activities, further clinical trials, development of marketing and sales capabilities and building of the requisite infrastructure, and milestone payments related to pleconaril and our other product candidates. We believe that we will require additional capital in 2003. However, our actual capital requirements will depend upon numerous factors, including:

     .  the development of commercialization activities and arrangements;

     .  the progress of our research and development programs;

     .  the progress of preclinical and clinical testing;

     .  the time and cost involved in obtaining regulatory approvals;

     . the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

     .  the effect of competing technological and market developments;

     . the effect of changes and developments in our existing collaborative, licensing and other relationships; and

     . the terms of any new collaborative, licensing and other arrangements that we may establish.

     We may be unable to raise sufficient funds to complete our development, marketing and sales activities for pleconaril or any of our other product candidates. Potential funding sources include:

     .  public and private securities offerings;

     .  debt financing, such as bank loans; and

     .  collaborative, licensing and other arrangements with third parties.

     We may not be able to find sufficient debt or equity funding on acceptable terms. If we cannot, we may need to delay, reduce or eliminate research and development programs. The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock. In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves.

We face intense competition, which could harm our business and results of operations.

     There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions, engaged in developing pharmaceuticals for applications similar to those targeted by us. Developments by these or other entities may render our products under development non-competitive or obsolete. Many of these companies have substantially greater resources and experience than we have. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do. Competitors may succeed in developing products that are more effective and less costly than any that may be developed by us and also may prove to be more successful in the manufacture and marketing of products.

We may not be able to keep pace with technological changes in the biopharmaceutical industry, which may prevent us from commercializing our product candidates.

     Our business is characterized by extensive research efforts and rapid technological progress. New developments in molecular biology, medicinal chemistry and other fields of biology and chemistry are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all of our programs or drug candidates non-competitive or obsolete.

     Our business strategy is based, in part, upon the application of our technology platform to discover and develop pharmaceutical products for the treatment of infectious human diseases. This strategy is subject to the risks inherent in the development of new products using new and emerging technologies and approaches. There are no approved drugs on the market for the treatment of certain of the disease indications being targeted by us.

     Unforeseen problems may develop with our technologies or applications. We may not be able to successfully address technological challenges that we encounter in our research and development programs and may not ultimately develop commercially feasible products.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

     Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel. Our anticipated growth and expansion into new areas and activities will require additional expertise and the addition of new qualified personnel. For example, we intend to recruit sales and marketing personnel to support the commercialization of pleconaril. We will face intense competition in recruiting these persons. We may not be able to attract and retain qualified personnel to develop our sales and marketing forces. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. Furthermore, we have not entered into non-competition agreements with our key employees. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner would harm our research and development programs and our business. We do not maintain key man life insurance on any of our employees.

We may be subject to product liability claims, which may harm our business, financial condition and results of operations regardless of the outcome.

     The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against us. In addition, third party collaborators and licensees may not protect us from product liability claims. Although we maintain product liability insurance, claims could exceed the coverage obtained. A successful product liability claim in excess of our insurance coverage could harm our business, financial condition and results of operations. In addition, any successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive.

The rights that have been and may in the future be granted to holders of our common or preferred stock may adversely affect the rights of other stockholders and may discourage a takeover.

     Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the holders of our common stock, to issue 5,000,000 shares of preferred stock from time to time in such series and with such preferences and rights as it may designate. As of August 1, 2000, we have issued 2,300,000 shares of series A convertible participating preferred stock and we have reserved for issuance 200,000 shares of series A junior participating preferred stock. Thus, we may issue an additional 2,500,000 shares of preferred stock. The preferences and rights of any such additional preferred stock may be superior to those of the holders of our common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation, or for the payment or accumulation of dividends before any distributions are made to the holders of our common stock.

     Holders of the preferred stock have liquidation rights equal to their original investment, subject to adjustment. Such holders also have preemptive rights with respect to proposed private placements of our common stock or other equity securities for cash, other than issuances under our equity compensation or stock option plans and issuances pursuant to our stockholder rights plan, at a price below $6.20 per share (with adjustment for any stock dividend, stock split or other subdivision of stock, or any combination or reclassification of stock).

     In September 1998, our board of directors adopted a plan that grants each holder of our common stock the right to purchase shares of our series A junior participating preferred stock. This plan is designed to help insure that all our stockholders receive fair value for their shares of common stock in the event of a proposed takeover of ViroPharma, and to guard against the use of partial tender offers or other coercive tactics to gain control of ViroPharma without offering fair value to the holders of our common stock. The plan is likely to discourage a merger or tender offer involving our securities that is not approved by our board of directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on holders of our stock who might want to vote in favor of such a merger or participate in such a tender offer.

     While we have no present intention to authorize or issue any additional series of preferred stock, any such authorization or issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could also have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. The preferred stock may have other rights, including economic rights senior to those of our common stock, and, as a result, an issuance of additional preferred stock could adversely affect the market value of the notes or our common stock.

The exercise of outstanding registration rights held by holders of our common and preferred stock may have an adverse effect on the market price for the notes or our common stock and may impair our ability to raise additional funds.

     As of August 1, 2000, holders of 791,315 shares of our common stock have both piggyback and demand registration rights. In addition, our founders have piggyback registration rights with respect to 840,450 shares of our common stock and the holders of shares of our series A convertible participating preferred stock that are convertible into 2,346,295 shares of our common stock and of warrants to purchase 595,000 shares of our common stock, have demand registration rights. Absent any contractual restrictions, the holders of demand registration rights can exercise such rights at any time. By exercising such registration rights, subject to some limitations, the holders of such rights could cause a significant number of shares of our common stock to be registered and sold in the public market. Such sales, or the perception that these sales could occur, may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through an offering of equity securities. We have obtained waivers of substantially all piggyback registration rights applicable to this offering.

The notes are unsecured and subordinated.

     The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. We are not prohibited from incurring debt, including senior indebtedness, under the indenture. If we were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of August 1, 2000, we had approximately $1.6 million of senior indebtedness outstanding. See "Description of Notes-Subordination of Notes."

We may be unable to redeem the notes upon a fundamental change.

     We may be unable to redeem the notes in the event of a fundamental change. Upon a fundamental change, holders of the notes may require us to redeem all or a portion of the notes. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a fundamental change could result in an event of default under our current forms of indebtedness. Any future credit agreements or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition or the market value of the notes or our common stock. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. See "Description of Notes-Redemption at Option of the Holder."

A public market may not develop for the notes.

     The initial purchasers in the initial private placement have advised us that they intend to make a market in the notes. However, the initial purchasers are not obligated to make a market in the notes and may discontinue this market making activity at any time without notice. In addition, market making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Exchange Act. As a result, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

Our stock price and trading price of our notes may continue to experience short-term fluctuations.

     The market prices of securities of small capitalization biotechnology companies, including ours, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. In recent years, the price of our common stock has fluctuated greatly. Fluctuations in the trading price of our common stock will affect the trading price of the notes. The market price of our common stock may continue to fluctuate significantly in the future due to a variety of factors, including:

     .  results of our future clinical trials of pleconaril;

     . the results of other preclinical testing and clinical trials by us or our competitors;

     .  technological innovations or new therapeutic products;

     .  governmental regulations;

     .  developments in patent or other proprietary rights;

     .  litigation;

     .  public concern as to the safety of products developed by us or others;

     .  comments by securities analysts; and

     .  general market conditions in our industry.

     In addition, if any of the risks described in these "Risk Factors" actually occurred, it could have a dramatic and adverse impact on the market price of our common stock.

We have significant indebtedness and we may not be able to meet our obligations.

     We are highly leveraged and have significant debt service requirements. In March 2000, we issued $180,000,000 of convertible subordinated notes due in March 2007. Our interest expense will increase significantly during the term that the convertible notes are outstanding. This increased indebtedness will impact us by significantly increasing our interest expense and related debt service costs, and making it more difficult to obtain additional financing. Currently, we are not generating sufficient cash flow from operations to satisfy the annual debt service payments that are required as a result of the issuance of the convertible notes. This may require us to use a portion of the proceeds of this offering to pay interest or borrow additional funds or sell additional equity to meet our debt service obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

     Our ability to meet our debt service obligations and to reduce our total indebtedness depends on our future operating performance and on economic, financial, competitive, regulatory and other factors affecting our operations. Many of these factors are beyond our control and our future operating performance could be adversely affected by some or all of these factors. We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied on equity, debt and capital lease financings to fund our operations.


                      RATIO OF EARNINGS TO FIXED CHARGES

     Earnings were insufficient to cover fixed charges by approximately the following amounts for the periods ended as set forth below:

                       Six Months Ended                           Fiscal Year Ended December 31
                       June 30, 2000           1999             1998              1997           1996           1995
                      -----------------        ----             -----             ----           ----           ----
Deficiency of
earnings to cover
fixed charges            $12,159,000         $29,500,000      $26,402,000      $11,450,000     $6,395,000     $3,855,000

     "Fixed charges" consists of:

 .    interest expense plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor, and

 .    amortization of debt issuance costs.

     ViroPharma would have had to generate additional earnings of approximately $12,159,000 for the six-month period ended June 30, 2000 to achieve an earnings to fixed charges ratio of 1:1.


                                USE OF PROCEEDS

          All of the notes and the underlying common stock issuable upon conversion of the notes are being sold by the selling securityholders or by their pledgees, donees, transferors or other successors in interest. We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                                DIVIDEND POLICY

     There is a 5% annual dividend, payable quarterly, associated with our series A convertible participating preferred stock. We may choose to permanently defer any quarterly payment, in which case the amount of payment is added to the liquidation value and increases the conversion ratio of the preferred stock into common stock. Alternatively, we may choose to pay the dividend in cash. In March 2000 and June 2000, we paid cash dividends for each of the quarters ended March 31, 2000 and June 30, 2000 of $181,838 per quarter on our series A convertible participating preferred stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business and other factors our board of directors deems relevant. In addition, our business loan agreements restrict our ability to declare and pay cash dividends. We are obligated to pay any cash dividends paid to common stockholders to the holders of our series A convertible participating preferred stock on an as converted basis.

                              DESCRIPTION OF NOTES

  The notes were issued under an indenture dated as of March 1, 2000, between ViroPharma and Summit Bank, as trustee. The notes are covered by a registration rights agreement. Copies of the indenture and registration rights agreement were filed with the Securities and Exchange Commission as an exhibit to our Form 10-Q for the period ended March 31, 2000.

  The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

General

  We issued $180,000,000 of notes in a private placement in March 2000. The notes are general unsecured obligations of ViroPharma, subordinate in right of payment to certain current and future indebtedness as described under "-- Subordination of Notes." The notes are convertible into common stock as described under "Conversion of Notes." The notes are limited to $180,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on March 1, 2007 unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change.

  We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt (including senior indebtedness), or issuing or repurchasing our securities.

  You are not afforded protection in the event of a highly leveraged transaction or a change in control of ViroPharma under the indenture except to the extent described below under "--Redemption at Option of the Holder."

  The notes bear interest at the annual rate of 6% from March 1, 2000. We will pay interest in arrears on March 1 and September 1 of each year, beginning September 1, 2000 to record holders at the close of business on the preceding February 15 and August 15, as the case may be, except:

  . that interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

  .  as set forth in the next sentence.

  In the case of any note, or portion of any note, which is converted into our common stock during the period after any record date for any interest payment but prior to the next interest payment date:

  . if the note has been called for redemption on a redemption date that occurs during this period, we will not be required to pay interest on the interest payment date;

  . if the note is to be redeemed in connection with a fundamental change on a redemption date that occurs during this period, we will not be required to pay interest on the interest payment date; or

  . if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "--Conversion of Notes."

  We will maintain an office in Hackensack, New Jersey for the payment of interest, which shall initially be an office or agency of the trustee.

  We may pay interest either:

  . by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

  .  by transfer to an account maintained by you in the United States.

  However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

  You may convert your note, in whole or in part, into common stock through the final maturity date of the notes, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as this part is $1,000 in principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes so converted must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default exists at the time of conversion.

  The initial conversion price for the notes is $109.15 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for such fractional shares based upon the market price of the common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

  To convert your note into common stock you must:

  . complete and manually sign the conversion notice on the back of the note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

  .  surrender the note to the conversion agent;

  .  if required, furnish appropriate endorsements and transfer documents;

  .  if required, pay all transfer or similar taxes; and

  . if required, pay funds equal to interest payable on the next interest payment date.

  The date you comply with these requirements is the conversion date under the indenture.

  We will adjust the conversion price if the following events occur:

  (1) we issue common stock as a dividend or distribution on our common stock;

  (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

  (3) we subdivide or combine our common stock;

  (4) we distribute to all common stock holders capital stock, evidences of indebtedness or assets, including securities but excluding:

     .  rights or warrants listed in (2) above,

     .  dividends or distributions listed in (1) above, and

     .  cash distributions listed in (5) below;

  (5) we distribute cash to all holders of our common stock, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

     . the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock, and

     . 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend,

     excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of ViroPharma.

  If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

  (6) we make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

  (7) someone other than us makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

     . the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding, and

     . the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

  However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of ViroPharma or a sale of all or substantially all of our assets.

  Under our rights plan, upon conversion of the notes into common stock, to the extent that the rights plan is still in effect upon conversion, you will receive, in addition to the common stock, the rights under the rights plan, subject to certain limited exceptions.

  In the event of:

  .  any reclassification of our common stock;

  .  a consolidation, merger or combination involving ViroPharma; or

  . a sale or conveyance to another person of all or substantially all of the property and assets of ViroPharma,

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration they would have been entitled to receive had the notes been converted into common stock immediately prior to one of these types of events.

  You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion price adjustment. See "Certain Federal Income Tax Considerations."

  We may from time to time reduce the conversion price for a period of at least 20 days if our board of directors has made a determination that this reduction would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Certain Federal Income Tax Considerations."

  We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than one percent of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by ViroPharma

  The notes are not entitled to any sinking fund. At any time on or after March 6, 2003, we may redeem the notes, in whole or in part, at the following prices expressed as a percentage of the principal amount:

                                 Redemption Period                                           Price
-----------------------------------------------------------------------------------      -------------
   Beginning on March 6, 2003 and ending on February 29, 2004 ...................              103.429%
   Beginning on March 1, 2004 and ending on February 28, 2005 ...................              102.571%
   Beginning on March 1, 2005 and ending on February 28, 2006 ...................              101.714%
   Beginning on March 1, 2006 and ending on February 28, 2007 ...................              100.857%

and 100% at March 1, 2007. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

  If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

  We may not redeem the notes if we have failed to pay any interest or premium on the notes and such failure to pay is continuing. We will issue a press release if we redeem the notes.

Redemption at Option of the Holder

  If a fundamental change occurs prior to March 1, 2007, you may require us to redeem your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in multiples of $1,000 principal amount. We shall redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

  We will mail to all record holders a notice of the fundamental change within 10 days after the occurrence of the fundamental change. We are also required to deliver to the trustee a copy of the fundamental change notice and issue a press release announcing the fundamental change. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

  A "fundamental change" is any transaction or event in connection with which all or substantially all of our common stock will be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, which consideration is not all or substantially all common stock:

  . listed on, or that will be listed on or immediately after the transaction or event on a United States national securities exchange; or

  . approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

  We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

  These fundamental change redemption rights could discourage a potential acquiror of ViroPharma. However, this fundamental change redemption feature is not the result of management's knowledge of any specific effort to obtain control of ViroPharma by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon the occurrence of a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving ViroPharma.

  We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a fundamental change could result in an event of default under our current forms of indebtedness. Any future credit agreements or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we were not able to obtain such a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

  Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

  Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on, the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution. We are required under the indenture to promptly notify holders of senior indebtedness, if payment of the notes is accelerated because of an event of default.

  We cannot make any payment on the notes if:

  . a default in the payment of senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

  . a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called a "payment blockage notice") from us or any other person permitted to give such notice under the indenture (called a "non-payment default").

  We may resume payments and distributions on the notes:

  . in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

  . in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

  No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

  If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of, and paid over or delivered to, holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

  In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

  As of August 1, 2000, we had approximately $1.7 million of senior indebtedness outstanding. We are not prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. The indenture will not limit:

  . the amount of additional senior indebtedness which ViroPharma can create, incur, assume or guarantee; or

  . the amount of indebtedness or other liabilities any future subsidiary can create, incur, assume or guarantee.

  We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Certain Definitions

  "designated senior indebtedness" shall mean all indebtedness existing on February 24, 2000 plus any senior indebtedness incurred after such date that expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the indenture.

  "indebtedness" means:

  (1) all indebtedness, obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, or evidenced by bonds, debentures, notes or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

  (2) obligations with respect to letters of credit, bank guarantees or bankers' acceptances;

  (3) obligations in respect of real or personal property leases required in conformity with generally accepted accounting principles to be accounted for as capitalized lease obligations on our balance sheet;

  (4) all obligations and other liabilities under any lease or related document, including purchase agreements, in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

  (5) all obligations with respect to an interest rate or other swap, cap or collar agreement or foreign currency hedge, exchange or purchase agreement;

  (6) all direct or indirect guaranties, our obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

  (7) any obligations described in (1) through (5) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us; and

  (8) any deferrals, renewals, extensions, refundings, amendments, modifications or supplements to (1) through (7) above.

  "senior indebtedness" means the principal, premium, if any, interest, including any interest accruing after bankruptcy and rent or termination payment on or other amounts due on our current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us. However, senior indebtedness does not include:

  . indebtedness that expressly provides that it shall not be senior in right of payment to the notes or expressly provides that it is on the same basis or junior to the notes; and

  .  the notes.

Events of Default; Notice and Waiver

  The following will be events of default under the indenture:

  . we fail to pay principal or premium, if any, upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

  . we fail for 30 days to pay any interest and liquidated damages, if any, on the notes, whether or not the payment is prohibited by subordination provisions of the indenture;

  . we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

  . certain events involving bankruptcy, insolvency or reorganization of ViroPharma.

  The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

  If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving ViroPharma, the principal, premium and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. Subject to certain limitations, the holders of a majority of the principal amount of outstanding notes may waive any default other than non-payment defaults. Payments of principal, premium, or interest on the notes that are not made when due will accrue interest at the annual rate of 6% from the required payment date.

  The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture. No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

  .  the holder has given the trustee written notice of an event of default;

  . the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

  . the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

  .  the trustee fails to comply with the request within 60 days after receipt.

Modification of the Indenture

  The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

  .  extend the fixed maturity of any note;

  .  reduce the rate or extend the time for payment of interest of any note;

  .  reduce the principal amount or premium of any note;

  .  reduce any amount payable upon redemption of any note;

  . adversely change our obligation to redeem any note upon a fundamental change;

  .  impair the right of a holder to institute suit for payment on any note;

  .  change the currency in which any note is payable;

  .  impair the right of a holder to convert any note;

  .  adversely modify the subordination provisions of the indenture; or

  . reduce the percentage of notes required for consent to any modification of the indenture.

  We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Information Concerning the Trustee

  We have appointed Summit Bank, Princeton, New Jersey, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                         DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 105,000,000 shares, including 100,000,000 shares of common stock, par value $0.002 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

     As of August 1, 2000, there were 15,184,541 shares of common stock outstanding held of record by 436 stockholders.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Elections of directors are determined by a plurality of the votes cast and the board of directors is divided into three classes, each as nearly equal in number as possible. Our certificate of incorporation may be amended as permitted by law. Except as otherwise required by law, all other matters are determined by a majority of the votes cast. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, subject to any preferential liquidation rights of outstanding preferred stock, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of preferred stock that we have designated and issued and any series of preferred stock which we may designate and issue in the future.

Preferred Stock

     As of August 1, 2000, there were 2,300,000 shares of series A convertible participating preferred stock outstanding. There were also rights to purchase 200,000 shares of series A junior participating preferred stock in connection with our stockholder rights plan discussed below.

     On May 5, 1999, we completed the sale of 2,300,000 shares of series A convertible participating preferred stock to PSV, LP (formerly Perseus-Soros BioPharmaceutical Fund, L.P). Our net proceeds from this sale were approximately $13.3 million, including a cost of $450,000 which was paid and recorded in September 1999. In addition, as discussed below, we issued PSV warrants to purchase 595,000 shares of our common stock at $9.53 per share. These warrants expire on May 5, 2004. The preferred stock is convertible into shares of common stock on a one-for-one basis (subject to adjustment) by PSV at any time and by us under certain conditions. As of August 1, 2000, these shares were convertible into 2,346,295 shares of our common stock. There is a 5% annual dividend payable quarterly, associated with the series A convertible participating preferred stock. We may choose to permanently defer payment of any dividend, in which case the dividend is added to the liquidation value and increases the conversion ratio of the series A convertible participating preferred stock into common stock. Holders of the series A convertible participating preferred stock have voting rights equivalent to those of the holders of our common stock. Such holders also have preemptive rights with respect to proposed private placements of our common stock or other equity securities for cash at a price below $6.20 per share (with adjustment for any stock dividend, stock split or other subdivision of stock, or any combination or reclassification of stock), other than issuances under our equity compensation or stock option plans and issuances pursuant to our stockholder rights plan. In addition, holders of the series A convertible participating preferred stock have liquidation rights equal to their original investment, subject to adjustment. As a result of the difference in the price paid per share for the series A convertible participating preferred stock and the fair market value per share of our common stock on the date of our sale of the series A convertible participating preferred stock to PSV, we have reflected the amount of the beneficial conversion feature of the series A convertible participating preferred stock in our net loss allocable to common stockholders for the nine-month period ended September 30, 1999. The fair market value per share of our common stock was determined using the closing price of our stock as quoted on Nasdaq on the date of our sale of this stock to PSV. The beneficial conversion feature of the series A preferred stock aggregated $4,140,000 and is included in the net loss allocable to common stockholders for the nine-month period ended September 30, 1999.

  As of August 1, 2000, pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the holders of our common stock, to issue 5,000,000 shares of preferred stock from time to time in such series and with such preferences and rights as it may designate. To date, we have issued 2,300,000 shares of Series A convertible participating preferred stock and have reserved for issuance 200,000 shares of series A junior participating preferred stock. Thus, we may issue an additional 2,500,000 shares of preferred stock. The preferences and rights of any such additional preferred stock may be superior to those of the holders of our common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation, or for the payment or accumulation of dividends before any distributions are made to the holders of common stock. We have no plans, agreements or understandings for the issuance of any shares of any additional series of preferred stock.

Warrants

  Pursuant to a common stock purchase warrant agreement dated May 5, 1999, we issued a warrant to purchase 595,000 shares of common stock to PSV in connection with the sale to PSV of the series A preferred stock described above. The warrant is exercisable at a price of $9.53 per share and expires on May 5, 2004. The number of shares of common stock purchasable under the warrant and the exercise price of the warrant are subject to adjustment in the event of certain recapitalizations, reorganizations, stock splits and combinations.

Indemnification and Limitation of Liability

  Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

  .  for any breach of such person's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

  . for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

  . for any transaction resulting in receipt by such person of an improper personal benefit.

We have entered into indemnification agreements with each of our directors and executive officers. In addition, our by-laws provide for the indemnification, to the full extent authorized by law, of any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was one of our directors, officers or employees, or serves or served any other enterprise as a director, officer or employee at our request.

     We have obtained a directors' and officers' liability insurance policy which provides our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding and we are not aware of any threatened litigation or proceedings, involving any director, officer, employee or agent where indemnification will be required or permitted under our certificate of incorporation or by-laws.

Anti-Takeover Effects of Provisions of Charter Documents and Delaware Law

     Our certificate of incorporation and by-laws include several provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of ViroPharma or our management. First, our board of directors is divided into three classes, each nearly equal in number. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. Our certificate of incorporation does not provide otherwise. Each class of directors will serve for a term of three years and until their successors have been elected and qualified. Accordingly, our officers and directors and related stockholders who hold a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election and may exert considerable influence over our management and policies and all matters requiring stockholder approval, including fundamental transactions.

  In addition, our board of directors has the ability to establish the rights of, and to issue, substantial amounts of preferred stock without the need for stockholder approval, which preferred stock may be used to create voting impediments. These and other provisions of our certificate of incorporation and by-laws and the Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of ViroPharma or our management.

Stockholder Rights Plan

  On September 10, 1998, our board of directors adopted a stockholder rights plan and, in connection with that plan, designated 200,000 shares of series A junior participating preferred stock. Under this plan, a preferred share purchase right was issued as a dividend on each outstanding share of our common stock as of September 17, 1998. This preferred share purchase right entitles its holder to purchase from us a unit consisting of 1/100th of a share of our series A junior participating preferred stock at an exercise price of $125 per unit, subject to adjustment. Each unit carries voting and dividend rights that are intended to produce the equivalent of one share of common stock. These rights expire on September 10, 2008.

  The preferred share purchase rights granted under the stockholder rights plan will be exercisable and will trade separately from our common stock only if a person or group acquires beneficial ownership of 20% or more of our common stock or commences a tender or exchange offer that would result in such a person or group owning 20% or more of our common stock. Only when one or more of these events occur will stockholders receive certificates for the rights granted under the stockholder rights plan.

  If any person actually acquires 20% or more of our common stock--either than through a tender or exchange offer for our common stock at a price and on terms that provide fair value to all stockholders--or if a holder of 20% or more of our common stock engages in certain "self-dealing" transactions or engages in a merger or other business combination in which we survive and our common stock remains outstanding, the other holders of our common stock will be able to exercise their preferred share purchase rights and receive shares of our common stock having a value equal to double the exercise price of the right. Additionally, if we are involved in certain other mergers where our shares are exchanged or certain major sales of our assets occur, the holders of our common stock will be able to exercise their preferred share purchase rights and receive shares of the acquiring company having a value equal to double the exercise price of the right. In either case, the holders of the rights may, in lieu of exercise, surrender the rights in exchange for one-half of the amount of securities otherwise purchasable. Upon the occurrence of any of these events, the preferred share purchase rights will no longer be exercisable into series A junior participating preferred stock.

  We will be entitled to redeem the preferred share purchase rights at $.01 per right at any time until the 10th day following a public announcement that a person has acquired a 20% ownership position in our common stock. In our discretion, we may extend the period during which we can redeem these rights.

Registration Rights

  As of August 1, 2000, holders of 791,315 shares of our common stock have both piggyback and demand registration rights. In addition, our founders have piggyback registration rights with respect to 840,450 shares of our common stock and the holders of shares of our series A preferred stock that are convertible into 2,346,295 shares of our common stock and the holders of warrants to purchase 595,000 shares of our common stock, have demand registration rights. Absent any contractual restrictions, the holders of demand registration rights can exercise such rights at any time. By exercising such registration rights, subject to some limitations, the holders of such rights could cause a significant number of shares of our common stock to be registered and sold in the public market. Such sales, or the perception that these sales could occur, may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through an offering of equity securities. We are seeking waivers of all such piggyback registration rights applicable to this offering. In addition, American Home Products Corporation will have certain piggyback registration rights for any shares of common stock it purchases from us.

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

Stock Option Plan

  We adopted a stock option plan in September 1995. We authorized a total of 1,200,000 shares of our common stock for issuance under our 1995 stock option plan. Our board of directors amended and restated our 1995 stock option plan in March 1998 and March 2000 and our stockholders approved the amended and restated plan in May 1998 and May 2000. A total of 2,750,000 shares of our common stock have been authorized for issuance under our stock option plan, including 1,200,000 shares authorized under the original plan and 1,550,000 additional shares authorized since the amended and restated plan was adopted.

  The stock option plan provides for grants of stock options to our employees and directors and to our consultants and advisors who perform valuable services for us. The stock option plan is intended to further the growth and success of ViroPharma and its subsidiaries by enabling our employees, directors, consultants and advisors to acquire shares of our common stock, thereby increasing their personal interest in our growth and success. The stock option plan also is intended to provide a means of rewarding outstanding performance by such persons to ViroPharma and its subsidiaries.

  The stock option plan may be administered by our board of directors or a committee consisting of at least two of our non-employee directors. In accordance with the provisions of our stock option plan, the board of directors or the committee has the authority to determine the persons to whom stock options will be granted, the number of shares to be covered by each stock option, and the exercise price per share. In no event may the board of directors or the committee reprice outstanding options, or grant any option at an exercise price less than fair market value. The board of directors or the committee also has the authority to prescribe, amend and rescind rules and regulations relating to our stock option plan, to determine the conditions that must be satisfied in order for a stock option to vest and become exercisable, to accelerate the vesting or exercise date of any stock option, and to interpret our stock option plan or any agreement entered into with respect to a stock option under the plan.

  The exercise price for shares of our common stock subject to an option under our stock option plan may, at the discretion of the board of directors or the committee, be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or in a combination of cash and shares of our common stock.

  If we are subject to a change of control in which our stock option plan is not continued by our successor, or in which equivalent, substituted options to acquire common stock of our successor are not provided to persons holding options issued under our stock option plan, the stock option plan will terminate and all unvested options held by employees we have employed for at least two years prior to the change of control, or by directors who have served on our board of directors for at least two years prior to the change of control, will become fully and immediately vested and exercisable. As to unvested options held by our other employees and directors, 50% will become immediately vested and exercisable, and the remainder will lapse and be forfeited.

  If we are subject to a change of control in which our stock option plan is continued by our successor, or in which equivalent, substituted options to acquire common stock of our successor are provided to persons holding options issued under our stock option plan, options held by our executive officers and directors who are not offered substantially equivalent employment with our successor or a related employer, or whose employment is terminated within six months after the change of control, will become fully and immediately vested and exercisable, while options held by our employees and directors who are offered substantially equivalent employment with our successor or a related employer will not be subject to accelerated vesting.

  In addition, in the event of a merger, consolidation or tax-free reorganization or sale of substantially all of our assets, our board of directors has the authority to distribute to each person holding options issued under our stock option plan, cash and other property in an amount equal to and in the same form as the person would have received from our successor if that person had owned the shares subject to the option at the time of the change of control, provided that the exercise price the person would have paid to purchase such shares will be deducted from the amount paid to the person.

  The board of directors may suspend, amend or terminate our stock option plan, subject to any required approval by our stockholders.

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

Employee Stock Purchase Plan

  In March 2000, our board of directors adopted an employee stock purchase plan, and in May 2000 our stockholders approved the plan. The stock purchase plan provides employees with the right to purchase shares of our common stock through payroll deduction. A total of 300,000 shares of our common stock are available for purchase under the stock purchase plan. The purpose of the stock purchase plan is to encourage the purchase of common stock by our employees, to provide employees with a personal stake in ViroPharma and to help us retain our employees

  The stock purchase plan is administered by our board of directors, which may delegate responsibility for administration to a committee of the board. Subject to the terms of the stock purchase plan, the board or the committee has authority to interpret the stock purchase plan, prescribe, amend and rescind rules and regulations relating to it and make all other determinations deemed necessary or advisable in administering the stock purchase plan.

  A full-time employee is eligible to participate in the stock purchase plan if he or she is employed on the first day of an offering period. A part-time employee is eligible to participate in the stock purchase plan if, as of the last day of the month immediately preceding the effective date of an election to purchase our common stock under the stock purchase plan, he or she has been employed by us on a part-time basis for at least 24 consecutive months. Any employee who, after purchasing our common stock under the stock purchase plan, would own 5% or more of the total combined voting power or value of all classes of our stock or any subsidiary corporation is not eligible to participate.

  Stock will be available to be purchased every six months. Eligible employees may elect to participate in the stock purchase plan during an offering which starts on each January 1 and July 1 and ends on each June 30 and December 31, respectively. Shares of common stock will be deemed to have been purchased on June 30 or December 31, as applicable. The purchase price per share will be 85 percent of the lesser of:

     . the fair market value per share of our common stock on January 1 or July 1, as applicable; or

     . the fair market value per share of our common stock on June 30 or December 31, as applicable.

  An employee's rights under the stock purchase plan belong to the employee alone and may not be transferred or assigned to any other person during the employee's lifetime.

  A participant may not transfer the shares purchased pursuant to the stock purchase plan for the nine-month period commencing on the date the shares are purchased. In order to ensure that the transfer restrictions are adhered to, we will hold the shares in escrow for the nine-month restriction period. The restriction period may be waived if the participant makes a written request, and the board or committee determines that the participant has suffered an unforeseeable financial emergency. An unforeseeable financial emergency is an unexpected need for cash arising from illness, casualty loss, sudden financial reversal, or other unforeseeable occurrence. After the shares of common stock have been issued under the stock purchase plan and the restriction period has expired, such shares may be assigned or transferred the same as any other shares.

  The board or the committee has the right to amend, modify or terminate the stock purchase plan at any time without notice, provided that upon any termination, all shares or unapplied payroll deductions will be distributed to participants, and provided further, that no amendment will affect the right of a participant to receive his or her proportionate interest in the shares or unapplied payroll deductions. Upon any amendment of the stock purchase plan, stockholder approval will be obtained if required by law.

Stock Purchase Agreement

  In December 1999, we entered into a stock purchase agreement with American Home Products Corporation in connection with our collaboration and license agreement with them. Under the stock purchase agreement, American Home Products Corporation is obligated to purchase from us shares of our common stock at a market value premium at the time of completion of certain product development stages.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is StockTrans, Inc.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to non-U.S. holders (as defined below), this summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as "capital assets," within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, referred to as the "Code," and who, for U.S. federal income tax purposes, are:

  . individual citizens or residents of the U.S, including a non-resident alien individual who is a lawful permanent resident of the U.S. or meets the "substantial presence" test under Section 7701 (b) of the Code;

  . corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide);

  . estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income; or

  . trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, referred to as U.S. holders.

Persons who are not U.S. holders and are not subject to U.S. federal income tax on a net basis on income with respect to a note because such income is effectively connected with the conduct of U.S. trade or business (referred to as "non-U.S. holders"), are subject to special U.S. federal income tax considerations, some of which are discussed below.

  This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks, holders subject to the alternative minimum tax, S corporations, tax-exempt organizations, insurance companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to initial purchasers of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes. ViroPharma has not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions. In addition, the Internal Revenue Service is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to non-U.S. holders) of any applicable foreign, state, local or other jurisdiction.

  Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Taxation of Interest

  Interest paid on the notes will be included in the income of a U.S. holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. Failure of ViroPharma to file or cause to be declared effective a shelf registration statement as described under "Description of Notes -- Registration Rights of the Noteholders" may result in the payment of predetermined liquidated damages in the manner described in that section of this prospectus. In addition, a holder may require ViroPharma to redeem any and all of his notes in the event of a fundamental change. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any note. Similarly, we intend to take the position that a "fundamental change" is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "fundamental change" as affecting the yield to maturity of any note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. holder of notes.

Interest Deduction on the Notes

  The Taxpayer Relief Act of 1997 enacted Section 163(l) of the Code, which disallows any interest paid or accrued on indebtedness payable in equity of the issuer. Indebtedness is treated as payable in equity of the issuer if (1) a substantial portion of the principal or interest is required to be paid or converted into the equity, (2) a substantial amount of the principal or interest is required to be determined by reference to the value of the equity, or (3) the indebtedness is part of an arrangement which is reasonably expected to result in a transaction in (1) or (2). Principal or interest is treated as required to be so paid, converted or determined if it may be required at the option of the holder of the debt instrument and there is a substantial certainty that the option will be exercised. ViroPharma does not believe that deductions for interest paid or accrued on the notes should be disallowed under Section 163(l) but there can be no assurance that such position will not be challenged successfully by the IRS.

Sale, Exchange or Redemption of the Notes

  Upon the sale, exchange (other than a conversion, or other exchange for stock or debt of ViroPharma) or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between:

  . the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income); and

  . such holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

  A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a

U.S. holder's tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion. Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

Dividends

  Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. holder's basis in the common stock and thereafter as capital gain.

  The conversion price of the notes is subject to adjustment under certain circumstances. See "Description of Notes--Conversion of Notes". Under Section 305 of the Code and the Treasury Regulations issued thereunder, certain adjustments to the conversion price may be treated as a taxable distribution to U.S. holders, resulting in ordinary income (subject to a possible dividends-received deduction for corporate holders) to the extent of ViroPharma's current and accumulated earnings and profits if, and to the extent that, adjustments in the conversion price increase such holder's proportionate interest in the earnings and profits and assets of ViroPharma. Such adjustments may occur in limited circumstances (particularly adjustments to reflect taxable dividends to holders of common stock of ViroPharma) and in such a case a constructive distribution would arise, whether or not the holders ever convert the notes. U.S. holders, therefore, could have taxable income as a result of an event in which they received no cash or property. A holder's tax basis in a note, however, generally will be increased by the amount of any constructive dividend included in taxable income. Similarly, a failure to adjust the conversion rate to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock could, in some circumstances, give rise to deemed dividend income to holders of ViroPharma's common stock.

Sale of Common Stock

  Upon the sale or exchange of common stock a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such U.S. holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum rate of tax of 20%. A U.S. holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes. The deductibility of capital losses is subject to limitations.

Special Tax Rules Applicable to Non-U.S. Holders

  In general, subject to the discussion below concerning backup withholding:

     (a) Payments of principal or interest on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder will not be subject to U.S. withholding tax, provided that, in the case of interest,

        (i) such non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871 (h) (3) of the Code (a non-U.S. holder constructively owns the common shares of ViroPharma that it would receive upon conversion of the notes),

        (ii) such non-U.S. holder is not a "controlled foreign corporation" with respect to which ViroPharma is a "related person" within the meaning of Section 864(d)(4) the Code,

        (iii) such non-U.S. holder is not a bank receiving interest described in
     Section 881(c)(3)(A) of the Code, and

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

        (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied,

referred to as the "portfolio interest exemption";

     (b) A non-U.S. holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless,

         (i) such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met,

        (ii) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder,

        (iii) the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates, or

        (iv) in the case of common stock held by a person who holds more than 5% of such stock, ViroPharma is or has been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such non-U.S. holder held the common stock, a U.S. real property holding corporation for U.S. federal income tax purposes; and

     (c) Interest on notes not excluded from U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be a subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. ViroPharma may be required to report annually to the IRS and to each non-U.S. holder the amount of interest paid to, and the tax withheld, if any, with respect to each non-U.S. holder.

  We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future.

  To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (1) the beneficial owner of a note must certify, under penalties of perjury, to ViroPharma or its paying agent, as the case may be, that such owner is a non-U.S. holder and must-provide such owner's name and address, and U.S. taxpayer identification number, if any, or
(2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to ViroPharma or its paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payer with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on Internal Revenue Service Form W-8 or successor form, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner--and furnishes the withholding agent with a copy thereof.

  Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of notes held by a foreign partnership, that (1) the certification be provided by the partners rather than by the foreign partnership and (2) the partnership provide certain information, including a Taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

  If a holder of a note or common stock who is not a U.S. holder is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S., the non-U.S. holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. holder. In lieu of the certificate described above, such a non-U.S. holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed Internal Revenue Service Form 4224 or successor form in order to claim an exemption from withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or such lower rate provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

U.S. Federal Estate Tax

  If interest on the notes qualifies for the portfolio interest exemption with respect to a non-U.S. holder at the time of such holder's death, the notes will not be included in the estate of the deceased non-U.S. holder for U.S. federal estate tax purposes. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

  Non-U.S. holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

  Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments pursuant to the terms of a note or common stock to a U.S. holder that is not an "exempt recipient" and that fails to provide certain identifying information, such as the holder's taxpayer identification number in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the Internal Revenue Service, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption.

  In the case of payments of interest on a note to a non-U.S. holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established, provided that neither ViroPharma nor a paying agent has actual knowledge that the holder is a U.S. holder or that the conditions of any other exemption are not in fact satisfied.

  Dividends on the common stock paid to non-U.S. holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

  Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or a foreign office of a broker that is a U.S. related person (referred to as a "controlled foreign corporation" within the meaning of the Code), or a foreign office of a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S., are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

  Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock may be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the Internal Revenue Service in a timely manner.

     As noted above, new regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of these new regulations on payments made with respect to notes or common stock after December 31, 2000.

     The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax adviser as to the particular U.S. federal, state, and local tax consequences of purchasing, holding and disposing of the notes and common stock of ViroPharma. Tax advisors should also be consulted as to the U.S. estate and gift tax consequences and the foreign tax consequences of purchasing, holding and disposing of the notes and common stock of ViroPharma, as well as the consequences of any proposed change in applicable laws.

                            SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in March 2000. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

     The following table contains information as of April 30, 2000, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling security holders that may be offered using this prospectus.


                                       Principal Amount of
                                        Notes Beneficially       Percentage of         Number of             Percentage of
                                            Owned and                Notes           Shares of That          Common Stock
               Name                       Offered Hereby          Outstanding        May be Sold(1)         Outstanding(2)
AIG / National Union Fire Insurance       $    590,000                 *                  5,405                   *
American Masters Fund "Ag
  Absolute Return Series" LTD                1,560,000                1.0                14,292                   *
Angelo, Gordon & Co., L.P.                   4,000,000                2.2                36,646                   *
Argent Classic Convertible
  Arbitrage Fund (Bermuda) L.P.              2,000,000                1.0                18,323                   *
Castle Convertible Fund, Inc.                  250,000                 *                  2,290                   *
Credit Suisse First Boston
  Corporation                                5,000,000                2.8                45,808                   *
Delaware PERS                                1,075,000                 *                  9,848                   *
Deutsche Bank Securities                    20,900,000               11.6               191,479                  1.3
Donaldson, Lufkin & Jenrette
  Securities Corp                            2,710,000                1.5                24,828                   *
First Republican Bank                           85,000                 *                    778                   *
IBM Retirement Plan - High
  Income                                       270,000                 *                  2,473                   *
ICI American Holdings Trust                    560,000                 *                  5,130                   *
Island Holdings                                 45,000                 *                    412                   *
Kentfield Trading, Ltd.                        450,000                 *                  4,122                   *
Leonardo, L.P.                              18,800,000               10.4               172,240                  1.1
Lipper Convertibles, L.P.                    7,000,000                3.9                64,131                   *
Michaelangelo, L.P.                          6,560,000                3.6                60,100                   *
Nalco Chemical Company                         290,000                 *                  2,656                   *
Narragansett I, LP                             588,000                 *                  5,387                   *
Narragansett Offshore, Ltd.                    462,000                 *                  4,232                   *
Paloma Securities L.L.C.                     4,000,000                2.2                36,646                   *
R/2/ Investments, LDC                       18,550,000               10.3               169,949                  1.1
Raphael II, LTD.                             1,560,000                1.0                14,292                   *
RCG Multi Strategy Account, L.P.             4,340,000                2.4                39,761                   *
San Diego County Employee's
  Retirement Association                       290,000                 *                  2,656                   *
State of Oregon Equity                       3,200,000                1.8                29,317                   *
Starvest Combined Portfolio                    750,000                 *                  6,871                   *
Triarc Companies Inc.                          780,000                 *                  7,146                   *
Winchester Convertible Plus Ltd.               465,000                 *                  4,260                   *
Zeneca Holdings Trust                          535,000                 *                  4,901                   *
Any other holder of Notes or
 future transferee, pledgee, donee          72,335,000               40.1               662,711                  4.3
 or successor of any holder (3)(4)

________________________

*   Less than

(1) Assumes conversion of all of the holder's notes at a conversion price of $109.15 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes--Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 15,184,541 shares of common stock outstanding as of August 1, 2000. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3) Information about other selling security holders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

     Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                             PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

 .  directly by the selling securityholders;

 . through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and underlying common stock may be sold in one or more transactions at:

 .  fixed prices;

 .  prevailing market prices at the time of sale;

 .  varying prices determined at the time of sale; or

 .  negotiated prices.

     These sales may be effected in transactions:

 . on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

 .  in the over-the-counter market;

 . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

 .  through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     Our common stock trades on the Nasdaq National Market under the symbol "VPHM." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors--A public market may not develop for the notes."

     There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     The validity of ViroPharma Incorporated's securities offered hereby will be passed upon for ViroPharma Incorporated by Pepper Hamilton LLP, Berwyn, Pennsylvania.

                                    EXPERTS

     The financial statements of ViroPharma Incorporated as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 and for the period from December 5, 1994 (inception) to December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     A registration statement on Form S-3 with respect to the shares offered hereby (together with any amendments, exhibits and schedules thereto) has been filed with the Securities and Exchange Commission under the Securities Act. This prospectus does not contain all of the information contained in such registration statement on Form S-3, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. For further information with respect to ViroPharma and the shares offered hereby, reference is made to the registration statement on Form S-3. Statements contained in this prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference in hereby made to the copy of such contract of document filed as an exhibit to the registration statement on Form S-3. The registration statement may be inspected without charge at the Securities and Exchange Commission's principal office in Washington D.C., and copies of all of any part thereof may be obtained from the Public Reference section, Securities and Exchange Commission, Washington D.C., 20549, upon payment of prescribed fees.

     We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048.

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

     The Securities and Exchange Commission allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about us, our business and our finances.

     The documents that we are incorporating by reference are:

1. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

2. Our Annual Report on Form 10-K for the year ended December 31, 1999;

3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

4. Our Current Reports on Form 8-K filed on February 16, 2000, February 25, 2000, April 11, 2000, May 26, 2000, July 7, 2000 and July 28, 2000;

5.  Our Definitive Proxy Statement filed on April 14, 2000;

6. The description of our common stock contained in the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 8, 1996; and

7. The description of rights to purchase preferred shares contained in the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 21, 1998.

     Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

     If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to Thomas F. Doyle, Vice President and General Counsel, ViroPharma Incorporated, 405 Eagleview Boulevard, Exton, PA 19341, (610) 458-7300.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the "Risk Factors" section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                    Part II

                    Information Not Required In Prospectus

Item 14. Other Expenses of Issuance and Distribution

     The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby:

     SEC registration fee................................. $47,520
     Printing fees........................................   2,500
     Legal fees and expenses..............................   7,500
     Accounting fees and expenses.........................   5,000
     Miscellaneous fees and expenses......................   2,000

          TOTAL........................................... $64,520

     All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law ("Section 145") permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and, in respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     The Certificate of Incorporation of ViroPharma limits the personal liability of directors to ViroPharma or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that this limitation does not apply to any liability of a director (i) for any breach of the director's duty of loyalty to ViroPharma or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

     We have entered into indemnification agreements with each of our directors and executive officers. In addition, section 6.4 of ViroPharma's By-laws provides for the indemnification, to the full extent authorized by law, of any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, his testator or intestate, is or was a director, officer or employee of ViroPharma or any predecessor of ViroPharma, or serves or served any other enterprise as a director, officer or employee at the request of ViroPharma or any predecessor of ViroPharma. We also have entered into indemnification agreement with each of our directors and executive officers.

Item 16. List of Exhibits

     The exhibits filed as part of this registration statement are as follows:


  Exhibit       Description
------------    ----------------------------------------------------------------
   4.1(1)*      Indenture dated as of March 1, 2000 of ViroPharma Incorporated to Summit Bank as Trustee (including the form of note).
   4.2(1)*      Registration Rights Agreement dated as of March 1, 2000 by and among ViroPharma Incorporated, Morgan Stanley & Co. Incorporated
                and US Bancorp Piper Jaffray Inc.
     5.1*       Opinion of Pepper Hamilton LLP regarding legality of securities being registered.
    12.1        Computation of Ratio of Earnings to Fixed Charges
    23.1        Consent of KPMG LLP
    23.2*       Consent of Pepper Hamilton LLP (included in its Opinion filed as
                Exhibit 5.1 hereto).
    24.1*       Powers of Attorney (included on signature page)
    25.1*       Form of T-1 Statement of Eligibility of Trustee for Indenture
                Under the Trust Indenture Act of 1939

*  Previously filed.

(1) Incorporated by reference to exhibits filed with the Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000.

Item 17. Undertakings

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraph (1)(i) and 1(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Exton, Pennsylvania on August 15, 2000.


                                    ViroPharma Incorporated

                                    By /s/ Claude H. Nash
                                       ------------------------------
                                    Claude H. Nash, Ph.D.
                                    President, Chief Executive Officer



        Signature                                       Title                                 Date
--------------------------         ------------------------------------------------       -------------
/s/ Claude H. Nash                 President, Chief Executive Officer and Chairman         August 15, 2000
--------------------------         of the Board of Directors (Principal Executive
Claude H. Nash, Ph.D.              Officer)

/s/ Vincent J. Milano              Vice President, Chief Financial Officer and             August 15, 2000
--------------------------         Treasurer (Principal Financial and Accounting
Vincent J. Milano                  Officer)

          *                        Director                                                August 15, 2000
--------------------------
Frank Baldino, Jr., Ph.D.

          *                        Director                                                August 15, 2000
--------------------------
Robert J. Glaser


          *                        Director                                                August 15, 2000
-------------------------
Howard Pier

          *                        Director                                                August 15, 2000
--------------------------
Michel de Rosen

          *                        Director                                                August 15, 2000
--------------------------
David J. Williams


By: /s/ Claude H. Nash
   -----------------------
   Attorney-in-fact

                                 Exhibit Index


  Exhibit         Description
------------      --------------------------------------------------------------
   4.1(1)*       Indenture dated as of March 1, 2000 of ViroPharma Incorporated to Summit Bank as Trustee (including the form of note).
   4.2(1)*       Registration Rights Agreement dated as of March 1, 2000 by and among ViroPharma Incorporated, Morgan Stanley & Co.
                 Incorporated and US Bancorp Piper Jaffray Inc.
     5.1*        Opinion of Pepper Hamilton LLP regarding legality of securities being registered.
    12.1         Computation of Ratio of Earnings to Fixed Charges
    23.1         Consent of KPMG LLP
    23.2*        Consent of Pepper Hamilton LLP (included in its Opinion filed as Exhibit 5.1 hereto).
    24.1*        Powers of Attorney (included on signature page)
    25.1*        Form of T-1 Statement of Eligibility of Trustee for Indenture

*  Previously filed.

(1) Incorporated by reference to exhibits filed with the Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2000.